SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934


                                 (Amendment No. 1)*



                                  USX Corporation

                                  (Name of Issuer)

                          USX-Marathon Group Common Stock

                           (Title of Class of Securities)

                                     902905827

                                   (CUSIP Number)

                                 December 29, 2000

              (Date of Event Which Requires Filing of This Statement)


     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:
     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      1   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capital Research and Management Company
          95-1411037

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
          INSTRUCTIONS)                                                 (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


                   5   SOLE VOTING POWER

                       NONE


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       13,800,000
        PERSON
        WITH:

                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,800,000   Beneficial ownership disclaimed pursuant to Rule 13d-4


      10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.5%


      12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IA

                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                    Schedule 13G
                      Under the Securities Exchange Act of 1934

     Amendment No. 1

     Item 1(a)   Name of issuer:
            USX Corporation

     Item 1(b)   Address of issuer's principal executive offices:
            600 Grant Street
            Pittsburgh, PA 15219-4776

     Item 2(a)   Name of person(s) filing:
            Capital Research and Management Company

     Item 2(b)   Address or principal business office or, if none, residence:
            333 South Hope Street
            Los Angeles, CA  90071

     Item 2(c)   Citizenship:   N/A

     Item 2(d)   Title of class of securities:
            USX-Marathon Group Common Stock

     Item 2(e)   CUSIP No.:
            902905827

     Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filings is a:
            (e)    [X]   An investment adviser in accordance with section
                 240.13d-1(b)(1)(ii)(E).

     Item 4   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            See page 2

            (a)    Amount beneficially owned:
            (b)    Percent of class:
            (c)    Number of shares as to which the person has:
            (i)    Sole power to vote or to direct the vote:
            (ii)   Shared power to vote or to direct the vote:
            (iii)  Sole power to dispose or to direct the disposition of:
            (iv)   Shared power to dispose or to direct the disposition of:

            Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 13,800,000 shares or 4.5% of the 310,456,000 shares of USX-Marathon Group Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.




     CUSIP: 902905827                                                Page 3 of 5







     Item 5 Ownership of 5 percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]

     Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

     Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.: N/A

     Item 8   Identification and Classification of Members of the Group:  N/A

     Item 9   Notice of Dissolution of Group:  N/A

     Item 10   Certification

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



             Date:          February 9, 2001


             Signature:     *Paul G. Haaga, Jr.

             Name/Title:    Paul G. Haaga, Jr., Executive Vice
                            President

                            Capital Research and Management Company




             *By

                    James P. Ryan
                    Attorney-in-fact

                    Signed pursuant to a Power of Attorney dated December 19, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on February 9, 2001 with respect to 3COM Corporation